Exhibit 12.1


                               Vail Resorts, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                 (in thousands of dollars, except ratio amounts)



                                                                                                           Six Months Ended
                                                               Year Ended July 31,                            January 31,
                                             ---------------------------------------------------------   --------------------
                                              1999        2000        2001        2002         2003        2003        2004
                                             ---------  ----------  ----------  ----------  ----------   ----------  --------
Fixed Charges:
     Interest Expensed(1)..............        25,149      35,047      31,735      38,788      50,001       24,714      26,266
     Loss on Extinguishment of Debt ...             -           -           -           -           -            -      36,195
     Interest Capitalized .............           200       1,100       1,658       2,138       1,205          415          --
     Estimated Interest Component of
        Rent Expense...................         3,795       6,633       7,557       5,082       7,425        3,135       3,245
Total Fixed Charges....................        29,144      42,780      40,950      46,008      58,631       28,264      65,706

Income/(Loss) from Operations Before
   Income Taxes:.......................        14,240      18,581      22,360      15,601     (14,005)     (14,217)    (50,832)
   Add:
      Minority Interest in
         Consolidated Subsidiaries.....         1,448         713         785         569       1,064          319       2,003
      Fixed Charges....................        29,144      42,780      40,950      46,008      58,631       28,264      65,706
      Distributed Income from Equity
         Method Investees(2)...........         2,223       5,156      10,793       4,997       3,120          758      17,592
      Amortization of Interest
        Capitalized....................            47         120         208         331         411          205         206
   Subtract:
      Equity Income/(Losses)...........         9,233       5,034       6,775       4,435      (1,024)       2,101      (2,180)
      Minority Interest in Pre-tax
        Income of Subsidiaries that
        have not Incurred Fixed
        Charges .......................             -           -           6           4          (1)          (3)       (782)
      Interest Capitalized ............           200       1,100       1,658       2,138       1,205          415          --
Adjusted Earnings......................        37,669      61,216      66,657      60,929      49,041       12,816      37,637

Ratio of Earnings to Fixed Charges.....          1.29        1.43        1.63        1.32       --           --          --

Deficiency of Earnings to Fixed
   Charges.............................            --          --          --          --       9,590       15,448      28,069



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1    Interest Expensed includes Amortization of Deferred Financing Costs and
     Amortization of Discount on Debt Issuance


2 Distributed Income from Equity Method Investees includes a $16.2 million non-cash distirubtion for the six months ended January 31, 2004.